EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro)	2006	2005	2004	2003	2002

Cash Operating Profit (COP)
Net income	€313.4	€298.9	€272.1	€231.9	€58.0
Cumulative effect of accounting change for Statement No.142, net of income taxes of €25.0 million in 2002	—	—	—	—	94.0
Cumulative effect of accounting change for StatementNo.123(R), net of income taxes of €0.2 million in 2006	0.8	—	—	—	—
Minority interests	4.8	10.5	13.1	11.0	15.8
Share of (income) of equity method investees	(24.8)	(23.9)	(5.2)	(4.3)	(4.3)
Income tax expense	89.2	111.8	77.4	83.9	73.3
Other expenses	0.1	3.0	8.3	7.1	4.2
Other income	(0.4)	(2.5)	(4.2)	(4.9)	(6.5)
Interest income	(10.3)	(3.3)	(6.6)	(11.5)	(10.3)
Interest expense	86.3	56.2	66.9	64.7	70.3

Operating profit	459.1	450.7	421.8	377.9	294.5
Add: Amortization of intangible assets	0.7	0.2	—	—	—
Add: Depreciation of property, plant and equipment	330.2	309.7	285.8	274.2	271.4
Add: Impairment charges	24.5	0.9	3.6	—	—
Add: Stock option compensation	4.0	—	—	—	—

Cash Operating Profit (COP)	€818.5	€761.5	€711.2	€652.1	€565.9

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

	December 31,	December 31,	December 31,
(In millions of euro, except percentages)	2006	2005	2004

Tax Shield:
Interest expense	€(86.3)	€(56.2)	€(66.9)
Greek statutory tax rate	29%	32%	35%

	(25.0)	(18.0)	(23.4)
Amended Profit and Loss
Operating profit	459.1	450.7	421.8
Add: Share of income of equity method investees	24.8	23.9	5.2
Less: Income tax expense	(89.2)	(111.8)	(77.4)
Less: Tax shield	(25.0)	(18.0)	(23.4)

	369.7	344.8	326.2

Capital Employed
Cash and cash equivalents	€(288.7)	€(168.5)	€(31.3)
Short-term borrowings	269.3	310.0	76.0
Current portion of long-term debt	—	243.9	—
Current portion of capital lease obligations	33.9	19.8	15.0
Long-term debt, less current portion	1,516.4	1,278.4	1,424.6
Capital lease obligations, less current portion	82.2	50.3	32.5
Net borrowings	1,613.1	1,733.9	1,516.8
Shareholders’ equity	3,156.7	2,923.3	2,561.0
Capital employed	€4,769.8	€4,657.2	€4,077.8

Return on Invested Capital (ROIC)	7.8%	7.4%	8.0%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro, except ratios)	2006	2005	2004	2003	2002

Earnings
Income before income taxes	€383.4	€397.3	357.4	€322.5	€236.8
Add: fixed charges	112.1	72.1	77.7	72.9	80.7
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(1.0)	(1.0)
Less: interest capitalized	(4.1)	(3.1)	—	—	—

Total earnings	491.4	466.3	435.1	394.4	316.5

Fixed charges
Amortization of deferred financing costs	2.8	3.0	7.8	3.2	4.9
Interest on bank loans and overdrafts	80.7	49.0	52.2	54.8	60.5
Interest capitalized	4.1	3.1	—	—	—
Interest on other loans	0.3	0.4	0.2	1.7	4.0
Interest on finance leases	6.6	2.5	2.0	2.3	1.8
Rental expense on operating leases	17.6	14.1	15.5	10.9	9.5

Total fixed charges	112.1	72.1	77.7	72.9	80.7

Ratio of Earnings to Fixed Charges	4.4	6.5	5.6	5.4	3.9